UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change to Reconciliation of Adjusted EBITDA (Loss)

At the request of the U.S. Securities and Exchange Commission (the “SEC”), the Company is making a change to its reconciliation of “Adjusted EBITDA (Loss)” (a non-IFRS measure) as currently disclosed in its Annual Report on Form 20-F, filed with the SEC on June 30, 2017 (the “Form 20-F”). The Company previously included the following reconciliation on page 75 of the Form 20-F, which reconciled the Company’s “Results from operations” (an IFRS measure) to “Adjusted EBITDA (Loss)” (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2017	2016	2015

Results from operations as per IFRS*(before exceptional items)	(1,863,415)	(1,204,917)	(985,463)
Depreciation and amortization	275,587	233,703	208,939
EBITDA	(1,587,828)	(971,214)	(776,524)
Employee share-based compensation costs	586,932	19,370	31,741
Adjusted EBITDA (Loss)	(1,000,896)	(951,844)	(744,783)

Based on the comments received from the SEC, the Company is replacing the above with the following table, which reconciles the Company’s “Loss for the year” (an IFRS measure) to “Adjusted EBITDA” (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2017	2016	2015

Loss for the year as per IFRS	(5,936,963)	(1,243,302)	(947,767)
Employee share-based compensation costs	586,932	19,370	31,741
Depreciation and amortization	275,587	233,703	208,939
Share of loss of joint venture	9,441	11,802	11,005
Finance income	(139,158)	(95,072)	(93,474)
Finance costs	149,863	111,973	87,578
Change in fair value of warrants	(230,111)	3,167	(85)
Listing and related expenses	4,242,526	—	—
Income tax expense/(credit)	40,987	6,515	(42,720)
Adjusted EBITDA (Loss)	(1,000,896)	(951,844)	(744,783)

The Company will continue to reconcile “Adjusted EBITDA (Loss)” (a non-IFRS measure) to “Loss for the year” (an IFRS measure) (instead of “Results of operations” (an IFRS measure)), on a go-forward basis.

Adjusted EBITDA (Loss) is a non-IFRS measure. The presentation of Adjusted EBITDA (Loss) is not meant to be considered in isolation or as a substitute for the Company’s consolidated financial results prepared in accordance with IFRS as issued by the IASB. As a non-IFRS measure, Adjusted EBITDA (Loss) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. A limitation of using the non-IFRS measure of Adjusted EBITDA (Loss), compared with using measures in accordance with IFRS as issued by the IASB, is that Adjusted EBITDA (Loss) excludes, among other things, employee share-based compensation costs, non-recurring listing and related expenses and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA (Loss) for the period presented. For additional information, see the Company’s Form 20-F.

Voluntary Change in Basis of Presentation

In addition, at the request of the SEC, the Company will, in all of its subsequent periodic reports, make the following voluntary changes to its existing disclosures on a go-forward basis:

•                  The Company will replace the line item currently captioned “Exceptional Items” with the caption “Listing and related expenses” wherever it appears in the Company’s consolidated statements of profit or loss and other comprehensive loss.

•                  The Company will revise its related accounting policy, which in the Company’s Form 20-F is found on page F-18, as below:

“Listing and related expenses refer to items of expense within the statement of profit or loss and other comprehensive loss which have been incurred in order to acquire listing status as well as raise additional capital through the issuance of shares of its capital stock, which are non-recurring and are of such size, similar nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group, further details of which are given in Note 44.”

•                  The Company will remove the subtotal “Loss before exceptional items and income taxes” in the consolidated statement of profit or loss and other comprehensive loss and thus the segregation between the “Listing and related expenses” from other non-operating expenses will be eliminated.

The expense of INR 4,069.7 million represents the costs incurred by the Company to acquire its listing status as well as raise additional capital through the issuance of shares of its capital stock. These costs represent the difference between fair value of the shares issued and the net assets acquired as a result of the merger transaction between the Company and the NASDAQ-listed Terrapin 3 Acquisition Corporation. Because this one-time cost was incurred for the specific purpose of acquiring listing status, the cost is termed as the “listing expenses”. This is in line with the IFRS Interpretation Committee decision dated 12 and 13 March 2013, on “Accounting for reverse acquisitions that do not constitute a business”, which concluded that the difference between the fair value of shares and net assets acquired represents payment for a service of a stock exchange listing for the Company’s shares.

As a result of the changes described above, the revised extract of the Company’s consolidated statement of profit and loss and other comprehensive loss for the year ended March 31, 2017 would have been presented as follows:

Extract of Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017

(Amount in thousands, except per share data and number of shares)

	Notes	Fiscal Year ended March 31,
		2017	2017	2016	2015
		INR	USD	INR	INR

Results from operations		(1,863,415)	(28,791)	(1,204,917)	(985,463)
Share of loss of joint venture	14	(9,441)	(146)	(11,802)	(11,005)
Finance income	15	369,269	5,705	95,072	93,559
Finance costs	16	(149,863)	(2,315)	(115,140)	(87,578)
Listing and related expenses	44	(4,242,526)	(65,548)	—	—
Loss before income taxes		(5,895,976)	(91,095)	(1,236,787)	(990,487)
Income tax (expense)/credit	17	(40,987)	(633)	(6,515)	42,720
Loss for the period		(5,936,963)	(91,728)	(1,243,302)	(947,767)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: March 28, 2018	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer